Exhibit 3.1

BEAZER HOMES USA, INC.

AMENDMENTS TO BY-LAWS

Annual Meetings.

Article I, Section 1, Subsection (b) is hereby deleted and replaced in its entirety with the following:

(b)  Annual meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect a Board of Directors in accordance with Article I, Section 5 of these By-Laws, and transact such other business as may properly be brought before the meeting.

Voting; Proxies; Required Vote.

Article I, Section 5, Subsection (a) is hereby deleted and replaced in its entirety with the following:

(a)  At each meeting of Stockholders, every Stockholder shall be entitled to vote in person or by proxy appointed by an instrument in writing, subscribed by such Stockholder or by such Stockholder’s duly authorized attorney-in-fact (but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period), and, unless the Certificate of Incorporation provides otherwise, shall have one vote for each share of stock entitled to vote registered in the name of such Stockholder on the books of the Corporation on the applicable record date fixed pursuant to these By-Laws. At all elections of directors the voting may but need not be by ballot and, when a quorum is present, each director shall be elected if the votes cast for such director exceed the votes cast against such director; provided, however, that directors shall be elected by the affirmative vote of holders of a plurality of the stock present in person or represented by proxy and entitled to vote on such election in connection with any Contested Election, as defined herein. For purposes of this Section 5, a “Contested Election” is any election of directors in connection with which (a)(i) the Secretary of the Corporation receives notice, in compliance with the advance notice requirements for Stockholder nominees for director set forth in Article II, Section 14 of these By-Laws, that a Stockholder has nominated one or more persons to compete with the persons nominated by the Board of Directors for election to the Board of Directors and (ii) such nomination has not been withdrawn by such Stockholder on or prior to the fifth day preceding the date the Corporation first mails its notice of meeting for such meeting to the Stockholders or (b) one or more directors has been presented for election by a Stockholder or Stockholders pursuant to a solicitation of written consents pursuant to Section 5(b) of this Article I. If directors are to be elected by a plurality of the votes cast, Stockholders shall not be permitted to vote against a nominee. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one on which by express provision of applicable law (including the General Corporation Law of the State of Delaware), the Certificate of Incorporation or these By-laws, a different vote is required in which case such express provision shall govern and control the decision of such question.

Nomination Of Directors.

Article II, Section 14, Subsection (b) is hereby deleted and replaced in its entirety with the following:

(b)  Nominations by Stockholders shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Company's notice of annual meeting for the preceding year's annual meeting; provided however, that in the event that the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year's annual meeting, notice by the Stockholder to be timely must be so received not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made and (ii) in the case of a special meeting at which directors are to be elected, not later than the close of business on the 10th day following the earlier of the day on which notice of the date of the meeting was mailed or public disclosure was made. Such Stockholder's notice shall set forth (i) as to each person whom the Stockholder proposes to nominate for election or reelection as a director (x) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (y) a statement whether such person, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation effective only upon (A) such person’s failure to receive the required vote for re-election at the next meeting at which such person would face re-election and (B) acceptance of such resignation by the Board of Directors; (ii) as to the Stockholder giving the notice (x) the name and address, as they appear on the Corporation's books, of such Stockholder, (y) the class and number of shares of the Corporation which are beneficially owned by such Stockholder and also which are owned of record by such Stockholder; and (iii) as to the beneficial owner, if any, on whose behalf the nomination is made, (x) the name and address of such person, and (y) the class and number of shares of the Corporation which are beneficially owned by such person. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in a Stockholder's notice of nomination which pertains to the nominee.